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SEC Mail Processing Section

MAR 03 2017

Washington DC
414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CITIC Securities International USA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Madison Avenue 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yan Wu (212) 376-1200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

CITIC Securities International USA, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Yan Wu, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CITIC Securities International USA, LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Yuen Na Chun
Notary Public, State of New York
No. 01CH5062570
Qualified in New York County
Commission Expires July 1st, 2018

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
CITIC Securities International USA, LLC

We have audited the accompanying statement of financial condition of CITIC Securities International USA, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CITIC Securities International USA, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
March 1, 2017

CITIC Securities International USA, LLC
(An Indirect Wholly-Owned Subsidiary of CITIC Securities Company Limited)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 3,779,447
Receivable from clearing broker	6,807,863
Receivable from CSI Holdings	37,193
Receivable from affiliate	215,330
Prepaid expenses and other assets	588,234
Total assets	$11,428,067
Liabilities and Member's Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 3,805,044
Compensation payable	1,421,721
Payable to affiliates	564,005
Deferred rent liability	39,581
Total liabilities	5,830,351
Member's equity	5,597,716
Total liabilities and member's equity	$11,428,067

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Operations

CITIC Securities International USA, LLC (the "Company"), created under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of CSI USA Securities Holdings Inc. ("CSI Holdings").

CSI Holdings is a wholly owned subsidiary of CITIC Securities Company Limited (the "Parent"), an investment bank based in China that is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Parent is a leading full-service investment bank that provides investment banking, brokerage, independent equity research, asset management and investment services with branch offices and subsidiaries throughout China.

The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Exchange Act") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and hold no customer cash or securities. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company acts as a broker for U.S. institutional customers in the purchase and sales of foreign securities, U.S. equities, American Depositary Receipts ("ADRs") and fixed income securities. The Company executes and clears foreign trades through the Company's Hong Kong broker-dealer affiliates ("CSB(HK)") on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. Clearing and settlement for the U.S. equities and ADRs and fixed income securities are settled and cleared through Industrial and Commercial Bank of China Financial Services LLC ("ICBC") on a fully disclosed basis.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: These financial statements were prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash: Cash includes deposits held in unaffiliated banks. A substantial amount of these deposits are not insured under United States federal insured limits and such are subject to losses. However, the Company does not consider itself to be at risk with respect to these deposits.

Securities Owned: Securities transactions and related gains and losses are recorded at fair value on a trade-date basis. Gains and losses are reflected in investment gain on the statement of operations.

Translation of Foreign Currency: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Concentration of Credit Risk: The Company maintains all of its cash balances at one major global financial institution. A significant portion of the cash balance is held at this financial institution outside the U.S. However, the Company does not believe that these amounts are exposed to significant risk.

Income Taxes: The Company is a single member limited liability company whose parent is a C corporation for federal income tax purposes. The Company is a disregarded entity for tax purposes and its income (loss) is included in CSI Holdings' return. Income taxes are calculated as if the company files on a separate return basis, and the amount of current tax or benefit calculated is either payable to or receivable from CSI Holdings. At December 31, 2016, management has determined that the Company had no material uncertain income tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Note 3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined shall not be less than $250,000. At December 31, 2016, the Company had net capital of $4,754,525, which was $4,504,525 in excess of its required net capital of $250,000.

Note 4. Commitments

The Company leases office space under a noncancelable lease agreement that expires June 30, 2017. The future minimum base rent payments under this agreement are as follows:

The lease has provisions for real estate tax and operating escalations. CSI Holdings has entered into an irrevocable letter of guaranty to the landlord in case of default on the lease agreement.

Deferred Bonuses: The Company's policy is to recognize 83% of the discretionary bonus amount. Compensation payable on the statement of financial condition represents the amount to be paid in April 2017 and the deferred compensation payable portion represents amounts for the years 2014 and prior to be paid in April 2018.

Deposits at Clearing Brokers: The Company is required to maintain a minimum clearing deposit of $500,000 with its clearing broker, ICBC.

Note 5. Receivable From and Payable to Clearing Brokers

The Company has a fully disclosed clearing agreement with ICBC to clear and settle transactions in U.S. equities, ADRs and fixed income securities. The receivable from broker consists of commissions earned net of execution and clearance charges.

The Company has a line of credit ("LOC") with ICBC for a maximum amount of $10,000,000 on a short term basis. At December 31, 2016, the Company had no outstanding balance under the LOC. The Company

draws down on this LOC to increase its trading leverage and is charged at an agreed upon rate or LIBOR plus the LIBOR rate spread not to exceed 2% per annum. The interest payable on this line of credit is included in the payable to ICBC. At December 31, 2016, there is no interest payable balance. There is no fee for any unused portion of the line of credit.

Note 6. Related Party Transactions

Commission income is the result of trades made mainly with U.S. customers on behalf of affiliates.

At December 31, 2016, $215,330 is receivable from CSB(HK) for net commission earned and is included in the statement of financial condition under receivable from affiliate.

In addition, the Company incurred expenses for human resources and payroll services provided by CITIC Securities International Company Ltd. ("CSI Ltd"). $36,000 remains unpaid at December 31, 2016. This amount is included in the payable to affiliates of $564,005. CSI Ltd also paid various technology, legal and travel expenses on the Company's behalf.

The Company also distributes research reports that have been produced by the Parent to major institutional investors for purposes of effecting securities transactions in shares of issuers that are the subject of such research reports. The Company earned $851,573 of research-related fees. The Company is not charged by the Parent for the research reports.

In July 2015, the Company entered into a services agreement with CSI Holdings to provide support services such as accounting, technology and administrative services. The receivable from CSI Holdings of $37,193 in the statement of financial condition represents the net balance due to the Company for allocation of office establishment cost and other expenses and certain payments made to CSI Holdings.

All transactions with related parties are settled in the normal course of business. The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Note 7. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

During the year, the Company had an increase in the deferred tax asset of approximately $1,578,000. The Company has a deferred tax asset of approximately $11,168,000 as of December 31, 2016. The majority of the deferred tax asset is related to federal and state and local net operating loss ("NOL") carryforwards, which begin to expire in 2036.
Management believes it is more likely than not that the deferred tax asset will not be realized. Accordingly, the Company has recorded a full valuation allowance.

Note 8. Indemnifications and Off-Balance-Sheet Risks

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company earns a significant portion of their commission income from foreign trades executed and cleared through the Company's Hong Kong broker-dealer affiliates. As such, any foreign country regulations may have significant impact on the Company's operations.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.